

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

December 4, 2017

Frank W. Hogan
Senior Vice President, General Counsel and Secretary
Silgan Holdings, Inc.
4 Landmark Square
Stamford, Connecticut 06901

> **Re: Silgan Holdings, Inc.**
> **Registration Statement on Form S-4**
> **Filed November 29, 2017**
> **File No. 333-221796**

Dear Mr. Hogan:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Sergio Chinos, Staff Attorney, at (202) 551-7844 with any questions.

Sincerely,

/s/ Jay Ingram

Jay Ingram
Legal Branch Chief
Office of Manufacturing and
Construction

cc: Robert J. Rawn, Esq.